UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
and (Amendment No. 1)

USA DETERGENTS, INC.
(Name of Issuer)

Common Stock, no par per share
(Title of Class of Securities)

  902938 10 9
(CUSIP Number)

Rachamim Anatian
c/o Global Shopping Network
1740 Broadway, 17th Floor
New York, New York 10019
(212) 246-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 15, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. XX
                                SCHEDULE 13D


CUSIP No. 902938 10 9

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    (a)    Rachamim Anatian


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

3.  SEC USE ONLY

4.  SOURCE OF FUNDS
    PF, BK

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    (a)    USA

NUMBER     7.  SOLE VOTING POWER
OF                 (a)     1,058,300

SHARES         8.  SHARED VOTING POWER
BENEFICIALLY       (a)     -0-

OWNED BY       9.  SOLE DISPOSITIVE POWER
EACH               (a)     1,058,300

REPORTING  10.     SHARED DISPOSITIVE POWER
PERSON WITH        (a)     -0-

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   (a)     1,058,300

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   (a)     7.70%

14.     TYPE OF REPORTING PERSON
                   (a)     IN

     This Amendment No. 1 filed by Reporting Person amends a report on
                           Schedule 13D filed August 8, 1996.

Item 1.   SECURITY AND ISSUER

     No change.

Item 2.   IDENTITY AND BACKGROUND

     No change.

Item 3.   SOURCE AND AMOUNT OF FUNDS.

     No Change.

Item 4.   PURPOSE OF TRANSACTION

     All the shares of Common Stock beneficially owned by Reporting Person were acquired solely for investment purposes. The Reporting Person recently sold an aggregate 191,700 shares of Common Stock which amounts to greater than 1% of the Company's outstanding Common Stock, thus requiring the filing of this Amendment. Such sales were effected for the purpose of raising additional funds for specific investment opportunities the Reporting Person is pursuing.

Item 5.   INTEREST IN SECURITIES OF THE COMPANY.

     (a) Mr. Anatian beneficially owns an aggregate of 1,077,600 shares of Common Stock representing approximately 7.70% of the shares of Common Stock outstanding.

     (b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by the Reporting Person, see Rows 7-10 of the cover page.

     (c) No transactions in the Common Stock were effected by the Reporting Person during the past 60 days except as set forth on Annex A attached hereto.

     (d)  Not applicable.

     (e)  Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.


Item 7.   EXHIBITS.

     None


                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                          /s/ Rachamim Anatian
                          Rachamim Anatian



Date:     January 23, 1997
                              ANNEX A

Transactions for the Period November 22, 1996 through January 21,
1997


TRADE         DATE         QUANTITY         PRICE PER SHARE
Sell         12/3/96         11,000         $35.937
Sell         1/6/97         10,000         40.500
Sell         1/6/97         5,000         39.875
Sell         1/6/97         5,000         39.750
Sell         1/6/97         10,000         39.375
Sell         1/7/97         10,000         39.625
Sell         1/7/97         10,000         40.625
Sell         1/8/97         7,500         40.875
Sell         1/9/97         10,000         40.625
Sell         1/9/97         18,400         40.250
Sell         1/10/97         6,000         40.625
Sell         1/10/97         4,300         40.250
Sell         1/10/97         2,100         40.000
Sell         1/13/97         1,400         40.250
Sell         1/14/97         3,000         40.250
Sell         1/15/97         20,000         40.625
Sell         1/15/97         10,000         40.250
Sell         1/15/97         10,000         41.000
Sell         1/16/97         4,000         43.125
Sell         1/16/97         10,000         41.000
Sell         1/16/97         5,000         41.000
Sell         1/17/97         10,000         45.750
Sell         1/17/97         10,000         45.630